Filed by Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

This regulatory announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this regulatory announcement except on the basis of information contained in the Prospectus published in connection with the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities and public offering of its ordinary shares in the UK, Greece and Austria. The voluntary tender offer submitted by Coca-Cola HBC AG for the acquisition of all shares of Coca-Cola Hellenic Bottling Company S.A. will be made solely by the Information Memorandum to be published in connection therewith and which will contain the full terms and conditions of such offer, including details of how it may be accepted.  A copy of the Prospectus is available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.  A Greek translation of the Prospectus will also be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com and the Athens Exchange’s website at http://www.ase.gr.  A copy of the approved Information Memorandum in Greek will also be available from Coca Cola HBC AG’s website at http://www.coca-colahbcag.com, the Athens Exchange’s website at http://www.ase.gr and the website of Coca-Cola HBC AG’s financial advisor at http://www.credit-suisse.com/prospectus/cch.

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG has received all requisite regulatory approvals for the commencement of the acceptance period

Acceptance period will commence on 19 March 2013

Trading of Coca-Cola HBC Shares on the London Stock Exchange (“LSE”), Athens Exchange (“ATHEX”) and of American Depositary Receipts on the New York Stock Exchange (“NYSE”) expected to commence on 29 April 2013

Athens, Greece — 13 March 2013 — On 11 October 2012, Coca-Cola HBC AG (“Coca-Cola HBC”) announced a voluntary tender offer (“Tender Offer”) in accordance with Greek Law 3461/2006 (the “Law”) to acquire all issued ordinary shares with par value of €1.01 each (“Coca-Cola Hellenic Shares”) of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) in order to establish a premium listing of its ordinary shares (“Coca-Cola HBC Shares”) on the LSE.

1. Regulatory approvals

Coca-Cola HBC announces today that, following:

a)                                     the approval of its prospectus for admission to the premium segment of the Official List of the UK Listing Authority (“UKLA”) and to trading on LSE’s main market for listed securities and public offering of its ordinary shares in the UK, Greece and Austria (the “Prospectus”) by the UKLA on 7 March 2013;

b)                                     the declaration of effectiveness of the Registration Statement on Form F-4 by the U.S. Securities and Exchange Commission (“SEC”) in connection with the U.S. Offer (as defined below) on 11 March 2013; and

c)                                      the approval of the information memorandum (the “IM”) by the Board of Directors of the Hellenic Capital Market Commission (the “HCMC”) in connection with the Tender Offer on 13 March 2013,

Coca-Cola HBC has received all requisite approvals for the commencement of the Tender Offer and the U.S. Offer (together the “Exchange Offer”).

In accordance with article 12 of the Law, Credit Suisse Securities (Europe) Limited acts as the advisor to Coca-Cola HBC in respect of the Tender Offer (the “Advisor”).

A summary of the expected timetable of principal events for the Exchange Offer follows:

Event	Date
Publication of the IM	19 March 2013
Start of Acceptance Period	08:00 a.m., Greek time (06:00 a.m., London time) (02:00 a.m., New York City time) on 19 March 2013
ADS tender deadline	05.00 p.m., New York City time on 18 April 2013
End of Acceptance Period	02:00 p.m., Greek time (07:00 a.m., New York City time) on 19 April 2013
Announcement of Exchange Offer results	On or prior to 23 April 2013
Completion and settlement of Exchange Offer	On or about 26 April 2013
Admission and commencement of unconditional dealings in the Coca-Cola HBC Shares on the LSE	08.00 a.m., London time on or about 29 April 2013
Commencement of trading in the Coca-Cola HBC Shares on the ATHEX	10:30 a.m., Greek time on or about 29 April 2013
Commencement of trading in Coca-Cola HBC ADSs on NYSE	09:30 a.m., New York City time on or about 29 April 2013
Latest date for Coca-Cola HBC to initiate the Right of Buy-out	19 July 2013
Final date for the Right of Sell-out	23 July 2013

2. The Tender Offer and the U.S. Offer

The Tender Offer is being made pursuant to the IM and related documentation which will be made available to holders of Coca-Cola Hellenic Shares located outside the United States in accordance with applicable law.

Contemporaneously with the Tender Offer, CCHBC is making a separate tender offer (the “U.S. Offer”) pursuant to an offer to exchange / prospectus and related documentation (the “U.S. Offer Documents”) made available to (1) all holders of Coca-Cola Hellenic Shares located in the United States and (2) all holders of American depositary shares representing Coca-Cola Hellenic Shares (“Coca-Cola Hellenic ADSs”) wherever located, subject to applicable law.

shares representing Coca-Cola Hellenic Shares (“Coca-Cola Hellenic ADSs”) wherever located, subject to applicable law.

3. Acceptance period

The period during which holders of Coca-Cola Hellenic Shares may accept the Tender Offer by submitting a relevant written declaration of acceptance (the “Declaration of Acceptance”) at any branch of National Bank of Greece S.A. in Greece (“NBG”), starts on 19 March 2013, at 08.00 am (Greek time) and ends on 19 April 2013, at 02:00 p.m. (Greek time) (the “Acceptance Period”). Alternatively, holders of Coca-Cola Hellenic Shares who wish to accept the Tender Offer may, at their election, authorize their bank, brokerage or other investment services firm, acting as operator of their securities account in the Greek Dematerialized Securities System (“Greek DSS”) with which their Coca-Cola Hellenic Shares are registered, to proceed with all necessary actions for the purpose of accepting the Tender Offer in their name and on their behalf.

4. Consideration

Coca-Cola HBC is offering to acquire all Coca-Cola Hellenic Shares which are lawfully and validly tendered during the Acceptance Period (the “Tendered Shares”) from tendering holders of Coca-Cola Hellenic Shares (the “Accepting Shareholders”), in consideration for new ordinary registered shares of Coca-Cola HBC denominated in Swiss francs (the “Consideration Shares”), at a ratio of one Coca-Cola Hellenic Share for one Consideration Share (the “Exchange Ratio”).

More specifically, in accordance with and subject to the terms and conditions set out in the IM and the Declaration of Acceptance, Accepting Shareholders in the Tender Offer will be entitled to elect to receive, for each Tendered Share, either (i) one Consideration Share in the form of one CREST depositary interest (“CDI”) to be issued in book-entry form by CREST Depositary Limited and representing one underlying Consideration Share or (ii) one Consideration Share held in book-entry form through the Greek DSS.

It should be noted that if an Accepting Shareholder elects to receive CDIs, but fails to provide the information or documents required in the Declaration of Acceptance to be able to do so, or if such information or documents are erroneous or incomplete, the Accepting Shareholder will instead receive Consideration Shares held in book-entry form through the Greek DSS which will be delivered by means of registration with the securities account at the Greek DSS with which the Tendered Shares were registered. Accepting Shareholders will also receive Consideration Shares held in book-entry form through the Greek DSS as described above either (a) in the absence of any election made in the Declaration of Acceptance, or (b) in the case of Accepting Shareholders of a joint investor share account at the Greek DSS or of joint holders of Tendered Shares who elected to receive CDIs and have not timely procured that they will be able to receive them.

Coca-Cola HBC will assume payment of the duties levied in favor of Hellenic Exchanges S.A. (“HELEX”) on the registration of the off-exchange transfer of the Tendered Shares to Coca-Cola HBC in accordance with article 7 of the Codified Decision 153/18.12.2006, as in force, of the Board of Directors of HELEX, which would otherwise be payable by the Accepting Shareholders. Such duties amount to 0.08 percent on the value of the Tendered Shares that will be transferred and are calculated in accordance with the abovementioned provision.  As a result, Accepting Shareholders receiving Consideration Shares (irrespective of their form) will not be required to pay such registration duties.

According to the written ruling of the Greek Ministry of Finance dated 23 November 2012, which was issued following a request of Coca-Cola HBC, the transfer of the Tendered Shares to Coca-Cola

HBC will not be subject to the tax provided for by article 9 paragraph 2 of Law 2579/1998 in favor of the Greek State, which amounts to 0.20 percent and is imposed on sales of shares listed on the ATHEX. As a result, Accepting Shareholders receiving Consideration Shares (irrespective of their form) will not be required to pay such tax.

5. Information Memorandum

More detailed information in relation to, among other matters, Coca-Cola HBC, the Consideration Shares and the rights of the holders of Consideration Shares is included in the Prospectus which can be accessed through Coca-Cola HBC’s website (www.coca-colahbcag.com).

Beginning on Tuesday, 19 March 2013 and for the whole duration of the Acceptance Period, holders of Coca-Cola Hellenic Shares can request copies of the IM, free of charge, at any of the branches of National Bank of Greece S.A. in Greece. In addition, the IM will also become available through a) Coca-Cola HBC’s website (www.coca-colahbcag.com), b) the ATHEX website (www.ase.gr), and c) through the website of the Advisor (www.credit-suisse.com/prospectus/cch).  Moreover, a convenience English translation of the IM can be accessed through Coca-Cola HBC’s website (www.coca-colahbcag.com). Holders in Greece can obtain further information through the Capital Markets Services Directorate of the National Bank of Greece during Greek business days and hours by calling the following numbers: +30 210 947 7714 and +30 210 947 7716. All holders of Coca-Cola Hellenic Shares located outside the United States and Greece may contact our international information agent, D.F. King & Co., Inc., for more information at 00 (800) 5464-5464.

6. Approvals for listings on the LSE, NYSE and the ATHEX

Coca-Cola HBC has applied to the UKLA for all Coca-Cola HBC Shares, including the Consideration Shares, to be admitted to listing on the premium segment of the Official List of the UKLA and to the LSE for admission to trading on its main market for listed securities of the LSE (the “UKLA/LSE Listing”), subject to the receipt of the approval for the UKLA/LSE Listing from the UKLA and the LSE.  The LSE will constitute the main market for trading of Coca-Cola HBC Shares following and subject to completion of the Exchange Offer. Transactions in Coca-Cola HBC Shares executed on the LSE will be in the forms of CDIs and settled and cleared in the CREST electronic system with effect from the UKLA/LSE Listing.

For the purposes of UKLA/LSE Listing and the public offering of the Consideration Shares in the United Kingdom, Greece and Austria, Coca-Cola HBC has prepared the Prospectus in accordance with the Directive 2003/71/EC and the Regulation (EC) No 809/2004, each as amended and in force and implemented in the United Kingdom, as well as the UK Listing Rules of the UK Financial Services Authority (“FSA”). The certificate of approval of the Prospectus, along with a Greek translation of the summary thereof, was provided to the HCMC on 8 March 2013.

The Prospectus is in English.  A Greek translation thereof will be available at Coca-Cola HBC website (www.coca-colahbcag.com) and on the website of the Athens Exchange (www.ase.gr) as of 19 March 2013 until the end of the Acceptance Period. The Prospectus and its summary in the English language prevail over the Greek translation thereof in case of discrepancy.

Shortly following commencement of the Acceptance Period, Coca-Cola HBC will seek approval from the NYSE for the listing and admission to trading of Coca-Cola HBC ADSs on the NYSE (the “NYSE Listing”), subject to notice of issuance of the underlying Coca-Cola HBC Shares.

Finally, Coca-Cola HBC has applied for the secondary listing of the Coca-Cola HBC Shares on the ATHEX, subject to receipt of necessary approvals.

7. Results

The results of the Exchange Offer will be announced on or prior to 23 April 2013 and the delivery of the Consideration Shares to the Accepting Shareholders will be completed on or about 26 April 2013, subject to paragraph 8 below.

8. Conditions

In view of the purpose of the Exchange Offer, as set out in the IM and the Prospectus, the completion of the Exchange Offer is subject to the conditions that:

(a)         at least 329,898,157 Coca-Cola Hellenic Shares (including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs) corresponding to at least 90 percent of the total issued Coca-Cola Hellenic Shares shall have been lawfully and validly tendered in the Exchange Offer and not withdrawn as at the end of the Acceptance Period;

(b)         (1) the acknowledgment by the FSA, acting as the UKLA, and the LSE, to Coca-Cola HBC or its agent (and such acknowledgment shall not have been withdrawn) at or prior to the end of the Acceptance Period that the application for the UKLA/LSE Listing has been or will be approved, provided that such approval will become effective upon (i) the submission by the Coca-Cola HBC or its agent (in practice, the Advisor) to the FSA, acting as the UKLA, of a shareholder statement in customary form evidencing satisfaction of the requirement under the paragraph 6.1.19 of the Listing Rules for a minimum percentage of the Coca-Cola HBC Shares to be in “public hands” (the “Minimum Free Float Requirement”) upon the UKLA/LSE Listing, and confirmation of the number and par value of the Consideration Shares to be issued pursuant to the Exchange Offer, (ii) the issuance of the Consideration Shares to be issued pursuant to the Exchange Offer, and (iii) the issuance of a dealing notice by the FSA, acting as the UKLA, and (2) the Minimum Free Float Requirement shall have been met as of the end of the Acceptance Period (the “UKLA/LSE Listing Approval”); and

(c)          the approval of the NYSE for the listing and admission to trading of the Coca-Cola HBC Shares ADSs on the NYSE, subject to notice of issuance (the “NYSE Listing Approval”).

If any of the above conditions is not fulfilled as at the end of the Acceptance Period, the Exchange Offer will ipso jure lapse and have no legal effect and all Tendered Shares will be promptly returned to the Accepting Shareholders.

9. Right of Buy-out

If, at the end of the Acceptance Period, Coca-Cola Hellenic Shares representing at least 90 percent of the total issued Coca-Cola Hellenic Shares have been lawfully and validly tendered to Coca-Cola HBC and consequently, at completion of the Exchange Offer, Coca-Cola HBC holds at least 90 percent of Coca-Cola Hellenic’s total share capital and voting rights, Coca-Cola HBC will exercise its right to require the holders of Coca-Cola Hellenic Shares who have not accepted the Exchange Offer to transfer to it all remaining Coca-Cola Hellenic Shares, in exchange for, at the election of the relevant holder, payment of an amount equal to €13.58 per Coca-Cola Hellenic Share in cash (the “Cash Consideration”) or Consideration Shares at the Exchange Ratio, in accordance with article 27 of the Law and the implementing decisions of the HCMC (the “Right of Buy-out”).  Holders of Coca-Cola Hellenic Shares electing Cash Consideration in connection with the Right of Buy-out will receive such Cash Consideration after deduction of the applicable Greek transaction tax of 0.20 percent, which is expected to be calculated based on the closing market price per Coca-Cola

Hellenic Share on the ATHEX on the day preceding the date on which the documents required for the corresponding transfer are submitted to HELEX.

In connection with the Right of Buy-out, Holders of Coca-Cola Hellenic Shares who either fail to make any election or who elect to receive CDIs, but fail to provide the required information or documentation or such information or documentation is erroneous or incomplete, will receive Coca-Cola HBC Shares held in book-entry form through Greek DSS.

10. Right of Sell-out

If, at the end of the Acceptance Period, Coca-Cola Hellenic Shares representing at least 90 percent of the total issued Coca-Cola Hellenic Shares have been lawfully and validly tendered to Coca-Cola HBC and consequently, at completion of the Exchange Offer Coca-Cola HBC holds at least 90 percent of Coca-Cola Hellenic’s total share capital and voting rights, holders of Coca-Cola Hellenic Shares who have not accepted the Exchange Offer will, within a period of three months from the publication of the results of the Exchange Offer, be entitled to transfer their Coca-Cola Hellenic Shares to Coca-Cola HBC, either through transactions on the ATHEX against payment of an amount equal to the Cash Consideration, or by delivery of Consideration Shares at the Exchange Ratio, in each case at the election of the relevant holder of Coca-Cola Hellenic Shares, in accordance with article 28 of the Law and the implementing decisions of the HCMC (“Right of Sell-Out”).  Holders of Coca-Cola Hellenic Shares electing Cash Consideration in connection with the Right of Sell-out will receive such Cash Consideration after deduction of the applicable Greek transaction tax of 0.20 percent, which is expected to be calculated based on such consideration.

In connection with the Right of Sell-out, Holders of Coca-Cola Hellenic Shares who elect to receive CDIs, but fail to provide the required information or documentation or such information or documentation is erroneous or incomplete, will receive Coca-Cola HBC Shares held in book-entry form through Greek DSS.

11. Delisting of Coca-Cola Hellenic Shares from the ATHEX, NYSE and LSE

In the event that following completion of the Exchange Offer or the exercise of the Right of Buy-out or the Right to Sell-out, as applicable, Coca-Cola HBC holds at least 95% of the total voting rights of Coca-Cola Hellenic, it will cause a general meeting of the holders of Coca-Cola Hellenic Shares to resolve upon the delisting of the Coca-Cola Hellenic Shares from the ATHEX, in accordance with article 17, paragraph 5 of Law 3371/2005, at which general meeting Coca-Cola HBC will exercise its voting rights in favor of such resolution.

Following completion of the Exchange Offer, Coca-Cola HBC will cause Coca-Cola Hellenic to terminate its ADS program, its NYSE listing and its SEC registration.  Coca-Cola Hellenic also intends to request the cancellation of the admission of the Coca-Cola Hellenic Shares to listing on the standard segment of the Official List and to trading on the LSE, which is expected to occur simultaneously with UKLA/LSE Listing or, if UKLA/LSE Listing does not go ahead, for any reason, on the date that UKLA/LSE Listing would otherwise be expected to have gone ahead. It is therefore expected that cancellation will take place on or around 29 April 2013 and, in any event, no less than 20 business days from the date of this announcement.

12. The U.S. Offer

Coca-Cola HBC is conducting the U.S. Offer in accordance with U.S. laws and regulations, in accordance with the U.S. Offer Documents that will be made available to holders of Coca-Cola Hellenic Shares located in the United States and holders of Coca-Cola Hellenic ADSs wherever located, subject to applicable law.

For every one Coca-Cola Hellenic Share validly tendered in the U.S. Offer, the tendering holders of Coca-Cola Hellenic Shares will receive, at their election, one Coca-Cola HBC Share held in book-entry form through Greek DSS or one Coca-Cola HBC ADS.  For every one Coca-Cola Hellenic ADS validly tendered in the U.S. Offer, the tendering holders of Coca-Cola Hellenic ADSs will receive one Coca-Cola HBC ADS.  Holders of Coca-Cola Hellenic Shares located in the United States and holders of Coca-Cola Hellenic ADSs wherever located wishing to tender in the U.S. Offer should follow the instructions for tendering set forth in the U.S. Offer Documents.

Coca-Cola HBC and Coca-Cola Hellenic may be required to file the U.S. Offer Documents with the SEC.  For further details, holders of Coca-Cola Hellenic Shares located in the United States and holders of Coca-Cola Hellenic ADSs wherever located should refer to such U.S. Offer Documents, which are accessible without charge on the SEC website (www.sec.gov) once such documents are filed with the SEC.  All holders of Coca-Cola Hellenic Shares located in the United States and holders of Coca-Cola Hellenic ADSs wherever located may contact our U.S. information agent, D.F. King & Co., Inc., for more information at +1 (800) 859-8511.

Enquiries

Coca-Cola Hellenic

Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email: oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Manager	email: panagiotis.vergis@cchellenic.com

Eri Tziveli	Tel: +30 210 618 3133
Investor Relations Manager	email: eri.tziveli@cchellenic.com

International media contact:

RLM Finsbury	Tel: +44 20 7251 3801
Guy Lamming Charles Chichester Philip Walters Charles O’ Brien	email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com email: philip.walters@rlmfinsbury.com email: charles.o’brien@rlmfinsbury.com

Greek media contact:

V+O Communications	Tel: +30 211 7501223
Mary Andreadi	email: ma@vando.gr

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a standard listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

Important Notices

General

The exchange offer described herein is addressed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed. The voluntary tender offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria. A separate U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”), wherever located, as set out below. The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or (as set out below) the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of each person wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, any of the Greek information memorandum, the Prospectus, a declaration of acceptance or any other document or material relevant thereto (each, a “Greek Offer Document” and together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this regulatory announcement or of the Prospectus in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria or of any of the other Greek Offer Documents in any jurisdiction outside the Hellenic Republic (or any documents relating to the U.S. exchange offer other than in the United States or to holders of Coca-Cola Hellenic ADSs) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This regulatory announcement does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this regulatory announcement (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), this regulatory announcement and any offer to the public of any ordinary shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the share exchange offer in the United Kingdom, Greece or Austria contemplated in the Prospectus, except that an offer to the public in that Relevant Member State of the ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

• to legal entities which are qualified investors as defined in the Prospectus Directive;

• to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

• in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall result in a requirement for Coca-Cola HBC AG to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the share exchange offer and the ordinary shares to be offered so as to enable an investor to decide to accept the share exchange offer, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this regulatory announcement is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this regulatory announcement or on its completeness, accuracy or fairness. The information in this regulatory announcement is subject to change. The dates of the exchange offer and admission to trading on the London Stock Exchange may change. There is no guarantee that the exchange offer and admission to trading on the London Stock Exchange will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and admission to trading on the London Stock Exchange.

This regulatory announcement contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola

Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this regulatory announcement, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this regulatory announcement, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.